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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                                   -----------

                               (AMENDMENT NO. 7)*


                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


       CLASS A COMMON STOCK,                              518439 10 4
     PAR VALUE $.01 PER SHARE
----------------------------------             ---------------------------------
  (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


                                DECEMBER 31, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 8 Pages
                         Exhibit Index Appears on Page 7

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

------------------------------------ --------------------------------------------            -------------------------------------
CUSIP No.                            518439 10 4                                     13G                              Page 2 of 8
------------------------------------ --------------------------------------------            -------------------------------------
----------------------------- --------------------------------------------------- ------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          GARY M. LAUDER


                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                              (ENTITIES ONLY):
----------------------------- ----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                (A) [_]
                                                                                                                (B) [X]
----------------------------- ----------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- ------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               UNITED STATES OF AMERICA

------------------------------------ ------ ------------------------------------------------ -------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                                   951,933
              SHARES
                                     ------ ------------------------------------------------ -------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                                 6,184,998
             OWNED BY
                                     ------ ------------------------------------------------ -------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                              951,933
             REPORTING
                                     ------ ------------------------------------------------ -------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                            6,184,998

----------------------------- -------------------------------------------------------------- -------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      7,136,931

----------------------------- ----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*                     N/A
                                                                                                                         [ ]
----------------------------- ----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                             5.5%
                                                                                                             ** SEE ITEM 4
----------------------------- --------------------------------------------------- ------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           IN
----------------------------- --------------------------------------------------- ------------------------------------------------



*  SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 8 Pages

ITEM 1.  IDENTITY OF ISSUER

              (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

              (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153. ITEM 2. IDENTITY OF PERSON FILING

              (a) - (c)     This report is being filed by Gary M. Lauder with a
                            business address of ICTV Inc., 14600 Winchester
                            Boulevard, Los Gatos, California 95032 (the
                            "Reporting Person"). The Reporting Person is a citizen of the United States of America.

              (d) - (e)     This report covers the Issuer's Class A Common
                            Stock, par value $.01 per share (the "Class A Common
                            Stock"). The CUSIP number of the Class A Common
                            Stock is 518439 10 4.

ITEM 3.

             Not Applicable.

ITEM 4. OWNERSHIP

              (a) As of December 31, 2002, the Reporting Person beneficially owned 7,136,931 shares of Class A Common Stock as follows:
                     (i) 70,375 shares of Class A Common Stock held directly by the Reporting Person; (ii) 2,617 shares of Class A Common Stock and 11,435 shares of Class B Common Stock as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder; (iii) 2,617 shares of Class A Common Stock and 11,435 shares of Class B Common Stock as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder; (iv) 2,355,782 shares of Class A Common Stock and 3,829,216 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"), held indirectly as a co-trustee of The 1992 Leonard A. Lauder Grantor Retained Annuity Trust (the "GRAT"); and (v) 853,454 shares of Class A Common Stock held indirectly as sole Trustee of the Gary
                     M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary
                     M. Lauder, as Settlor (the "GML Revocable Trust").


              (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 7,136,931 shares of Class A Common Stock, which would constitute 5.5% of the number of shares of


                               Page 3 of 8 Pages

                     Class A Common Stock outstanding. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 3,284,845 shares of Class A Common Stock and the 3,852,086 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 3.5% of the aggregate voting power of the Issuer.

              (c) The Reporting Person has sole voting and dispositive power with respect to the 70,375 shares of Class A Common Stock held directly by the Reporting Person and the 5,234 shares of Class A Common Stock and the 22,870 shares of Class B Common Stock held by the Reporting Person as custodian for Danielle Lauder and Rachel Lauder and the 853,454 shares of Class A Common Stock held by the Reporting Person as the sole Trustee of the GML Revocable Trust. The Reporting Person shares voting power with William P. Lauder and dispositive power with William P. Lauder and Joel S. Ehrenkranz, as co-trustees of the GRAT, with respect to the 2,355,782 shares of Class A Common Stock and the 3,829,216 shares of Class B Common Stock owned by the GRAT.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Leonard A. Lauder, as grantor of the GRAT, William P. Lauder, as a co-trustee and beneficiary of the GRAT, and Joel S. Ehrenkranz, as a co-trustee of the GRAT, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,355,782 shares of Class A Common Stock and the 3,829,216 shares of Class B Common Stock owned by the GRAT. Danielle Lauder, as the beneficiary of the 2,617 shares of Class A Common Stock and the 11,435 shares of Class B Common Stock held by the Reporting Person as custodian for her benefit under the New York Uniform Transfers to Minors Act, has the right to receive dividends from, or the proceeds from the sale of, such shares of Class A Common Stock and Class B Common Stock. Rachel Lauder, as the beneficiary of the 2,617 shares of Class A Common Stock and the 11,435 shares of Class B Common Stock held by the Reporting Person as custodian for her benefit under the New York Uniform Transfers to Minors Act, has the right to receive dividends from, or the proceeds from the sale of, such shares of Class A Common Stock and Class B Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not Applicable.


                               Page 4 of 8 Pages

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

             Not Applicable.


ITEM 10. CERTIFICATION

             Not Applicable.


















                               Page 5 of 8 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 13, 2003                     /s/ Gary M. Lauder
                                             ------------------------------
                                             Gary M. Lauder




























                               Page 6 of 8 Pages

                                  EXHIBIT INDEX



Exhibit A     --     List of Parties to the Stockholders' Agreement

























                               Page 7 of 8 Pages